Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York  10019

November 23, 2009

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Mr. Tom Kluck
Branch Chief

Re:	Orion Futures Fund L.P.

(f/k/a Citigroup Orion Futures Fund L.P.)(the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009

File No. 000-50271

Ladies and Gentlemen:

On behalf of this firm’s client, Ceres Managed Futures LLC (f/k/a Citigroup Managed Futures LLC), the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated September 17, 2009 (the “Letter”) to Mr. Jerry Pascucci, President and Director of the General Partner, to the Partnership’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) and the Partnership’s Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 that were filed with the Commission on March 31, 2009, May 15, 2009 and August 14, 2009, respectively. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response. Page numbers refer to page numbers in the 2008 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1.

Please provide us with more details about the trading activities and focus of your advisor[s] as this information appears to be important in understanding your operations. Please tell whether your trading system is discretionary or systematic and whether there have been any changes in your trading system over the past year.  Confirm that you will provide similar disclosure in your future filings.

Mr. Tom Kluck

November 23, 2009

As explained on page 3 of the 2008 Form 10-K, the trading advisors, on behalf of the Partnership, engage in trading of futures, forwards, swaps and options contracts on commodities primarily on United States commodity exchanges and foreign commodity exchanges. The General Partner allocates the Partnership’s assets to three trading advisors, AAA Capital Management Advisors, Ltd. (“AAA”), Willowbridge Associates, Inc. (“Willowbridge”) and Winton Capital Management Limited (“Winton”).

AAA trades the Partnership’s assets in accordance with its Energy Program – Futures and Swaps, which focuses on energy futures contracts and options on energy futures contracts on domestic and international exchanges, as well as the Goldman Sachs Commodity Index (an index future comprised of energy and other products) traded on the Chicago Mercantile Exchange. AAA also engages in swap transactions involving crude oil and other energy related products.

Willowbridge trades the Partnership’s assets in accordance with its Select Investment Program. Willowbridge employs four trading systems for the Partnership: the Vulcan Trading System (“Vulcan”); the Argo Trading System (“Argo”); Consolidated Commodities Technical (“CCT”); and Consolidated Commodities Fundamental (“CCF”). Vulcan applies general technical trading principles to a diversified portfolio of commodities and currencies. Argo trades a portfolio similar to Vulcan, but it has a relatively slower time horizon than Vulcan and attempts to capture longer-term price moves. CCT and CCF employ a trading approach through which a principal trader makes discretionary decisions on a diversified portfolio of commodity interests, which include energies, grains, tropical products, livestock, base metals and precious metals.

Winton trades the Partnership’s assets in accordance with its Diversified Program. The Diversified Program trades approximately 95 futures and forward contracts on U.S. and non-U.S. exchanges and markets. Winton trades in all liquid U.S. and non-U.S. futures and forward contracts. Forward markets include major currencies and precious and base metals, the latter two categories being traded on the London Metal Exchange. Winton also seeks out new opportunities to add additional markets to the portfolio, with the goal of increasing the portfolio’s diversification.

A detailed description of the trading activities and focus of each of the Partnership’s trading advisors, including the discussion above, is included in the Overview section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 19 to 22 of the 2008 Form 10-K. In future filings, in order to avoid repeating information contained elsewhere in the Form 10-K, the General Partner has determined to provide, as appropriate, a cross reference in the Business section to such discussion.

As explained on pages 19 to 22 of the 2008 Form 10-K, the trading programs employed by each of the trading advisors to the Partnership are based on systematic (a/k/a “technical”) analysis except for the trading strategies employed by AAA and Willowbridge’s CCT and CCF programs which are based on discretionary (a/k/a “fundamental”) analysis. The General Partner has determined to clarify this disclosure in future filings as appropriate.

Mr. Tom Kluck

November 23, 2009

Pursuant to each trading advisor’s management agreement with the Partnership, each trading advisor is permitted to make non-material changes to its trading programs without seeking the approval of the General Partner. The trading advisor, however, is required to notify the General Partner of any changes to the trading strategy or methodology that would require a change in the description of the trading strategy or methods disclosed to investors. The General Partner is not aware of any material changes in the trading program of any of the trading advisors during the past year.  To the extent that there are any material changes to the trading programs of any of the trading advisors in the future, the General Partner has determined to include disclosure of such changes in future filings as appropriate.

2.

Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. We note that your MD&A disclosure includes the allocation to each trading advisor, but the overall mix of assets in your portfolio is not clear. Confirm that you will include similar disclosure in future filings.

The approximate average allocation by commodity market sector of total partnership assets for the period January 1, 2008 through December 31, 2008 is represented in the chart attached as Appendix A. The General Partner has determined to include similar disclosure in future filings as appropriate.

Item 1A. Risk Factors, page 4

3.

We note your disclosure that pending legislation could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in future filings.

The General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal since to do so would be largely speculative. The following table sets forth certain of the legislation proposed in the 2009 legislative Congressional session and by other governmental agencies, which, if enacted, could impact the Partnership’s trading strategy.

PROPOSED LEGISLATION
S. 221	A bill to amend the CEA to require energy commodities to be traded only on regulated markets, and for other purposes	1/13/09
S. 272 H.R. 977	Derivatives Markets Transparency & Accountability Act of 2009	1/15/09 2/11/09
S. 298	Financial Markets Commission Act of 2009	1/22/09
H.R. 768	Commission on Financial Crisis Accountability Act of 2009	1/28/09
H.R. 711	Hedge Fund Adviser Registration Act of 2009	1/27/09
S. 344	Hedge Fund Transparency Act	1/29/09
H.R. 885 S. 1354	Improved Financial Commodity Markets Oversight and Accountability Act	2/4/09 6/25/09
S. 447	Prevent Excessive Speculation Act	2/13/09

Mr. Tom Kluck

November 23, 2009

H.R. 1068	Let Wall Street Pay for Wall Street’s Bailout Act of 2009	2/13/09
S. 664 H.R. 1754	Financial System Stabilization and Reform Act of 2009	3/23/09 3/26/09
S. 672	Natural Gas and Electricity Review and Enforcement Act	3/24/09
H.R. 1748	Fight Fraud Act of 2009	3/26/09
S. 807	SMART Energy Act	4/02/09
H.R. 1880	National Insurance Consumer Protection Act	4/02/09
H.R. 2448	Prevent Unfair Manipulation of Prices Act of 2009	5/14/09
S. 961	Authorizing the Regulation of Swaps Act	5/4/09
S. 1225 H.R. 2869	Energy Market Manipulation Prevention Act	6/10/09 6/15/09
S. 1276	Private Fund Transparency Act of 2009	6/16/09
H.R. 3145	Credit Default Swap Prohibition Act of 2009	7/9/09
Treas. Reg.	Over-the-Counter Derivatives Markets Act	8/11/09
	Discussion Draft submitted by Collin Peterson, Chairman, House Agriculture Committee	10/9/09
H.R. 3795	To enact the Over-the-Counter Derivatives Markets Act of 2009	10/13/09
Financial Stability Improvement Act of 2009
	Discussion Draft submitted by Barney Frank, Chairman, House Financial Services Committee	10/27/09
Restoring American Financial Stability Act of 2009
	Discussion Draft submitted by Christopher Dodd, Chairman, Senate Banking Committee	11/10/09

The General Partner is monitoring the status of these and other proposals. To the extent that any of the proposals impact speculative position limits, the advisors have represented to the Partnership in their respective management agreements that if their trading recommendations are altered because of the application of position limits, the advisors will not modify their trading instructions with respect to the Partnership’s or the master funds’ managed accounts in such a manner as to affect the Partnership substantially disproportionately as compared with the advisors’ other accounts.

As an example of the uncertainty surrounding legislative proposals, the Energy Markets Emergency Act of 2008, proposed in June 2008, passed the House with bipartisan support but failed to emerge from committee in the Senate and expired at the end of the legislative session. This proposal also exemplifies the difficulty of forecasting the likely impact of certain legislative proposals. In sum, the proposal directed the CFTC to “utilize all its authority, including its emergency powers, to curb immediately the role of excessive speculation in any contract market within the jurisdiction and control

Mr. Tom Kluck

November 23, 2009

of the [CFTC], on or through which energy futures or swaps are traded, and to eliminate excessive speculation, price distortion, sudden or unreasonable fluctuations or unwarranted changes in prices, or other unlawful activity that is causing major market disturbances that prevent the market from accurately reflecting the forces of supply and demand for energy commodities.”1

The General Partner has determined to include in future filings, as appropriate, a revised risk factor similar to the following risk factor pertaining to the risk that regulatory developments could impact the operations and profitability of the Partnership.

Regulatory changes could restrict the Partnership’s operations. Regulatory changes could adversely affect the Partnership by restricting its markets or activities, limiting its trading and/or increasing the taxes to which investors are subject. The General Partner is not aware of any definitive regulatory developments that might adversely affect the Partnership; however, since June 2008, several bills have been proposed in the U.S. Congress in response to record energy and agricultural prices and the financial crisis. Some of the pending legislation, if enacted, could impact the manner in which swap contracts are traded and/or settled and limit trading by speculators (such as the Partnership) in futures and over-the-counter markets. Certain of the proposals would authorize the CFTC and the Commission to regulate swap transactions. Other potentially adverse regulatory initiatives could develop suddenly and without notice.

The expanded disclosure more closely tracks the disclosure in the document delivered to prospective investors prior to their admission to the Partnership. The General Partner will continue to monitor legislative developments and believes that its approach is appropriate given the wide variety of consequences that could stem from enactment of any particular proposal and the difficulty of assessing which proposals are likely to be enacted.

For the foregoing reasons, therefore, the General Partner respectfully declines to provide a detailed description of the potential consequences of each legislative proposal.

The General Partner notes that none of the recent regulatory developments pertaining to long-only exchange-traded commodity pools has had any impact on the Partnership’s trading strategy. The CFTC recently revoked exemptions from certain agricultural position limits that were granted to a commodity pool with an index strategy. The Partnership is neither long-only nor exchange-traded and does not operate under any such exemptions.

_________________________

[1]	H.R. 6377 110th Cong. (2nd Sess. 2008); S. 3205 110th Cong. (2nd Sess. 2008).

Mr. Tom Kluck

November 23, 2009

Regulatory Matters, page 5

4.

In future filings, please expand your disclosure to describe in greater detail the regulatory provisions applicable to your business. Please discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Also discuss any imposed position limits by the exchanges that are separate from the CFTC. In addition, please include any related risk factors in the risk factors section. Please tell us how you intend to comply.

The activities of the Partnership and the General Partner are affected by a number of statutes, rules and regulations, including, but not limited to, those discussed below.

As disclosed on page 2 of the 2008 Form 10-K, the Partnership is offering limited partnership interests in the Partnership (“Units”) pursuant to a private offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D promulgated thereunder. The Partnership is also registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”).

The business of the Partnership is affected by the Commodity Exchange Act (the “CEA”). The CEA does not regulate the Partnership itself, except to the extent that the CEA would regulate the activities of any trader in the commodity futures markets. Instead, the CEA regulates the activities of the General Partner as the commodity pool operator of the Partnership. The General Partner is registered with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool operator. The CEA requires a registered commodity pool operator, such as the General Partner, to comply with various disclosure, recordkeeping and reporting requirements with respect to the commodity pools it operates. Generally, the General Partner may not solicit funds for a pool, such as the Partnership, without first delivering to the prospective investor an offering document that contains the disclosures enumerated in CFTC Rule 4.24 and that has been reviewed by the National Futures Association. The General Partner must maintain copies of various documents prepared in connection with the pool and must deliver to investors an annual report certified by an independent public accountant as well as monthly statements of the pool’s performance. Pursuant to CFTC Rule 4.22(h), each such annual report and monthly statement must contain an oath or affirmation made by a representative duly authorized to bind the General Partner that, to the best of the knowledge and belief of the individual making the oath or affirmation, the information contained in the document is accurate and complete. In future filings, the General Partner has determined to include disclosure with respect to the regulatory provisions applicable to the Partnership and the General Partner as necessary.

The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short position that any person or group of persons acting together, may hold or control in particular commodities. The position limits established by the CFTC apply to grains, soybeans and cotton. For all other commodity contracts, including energy commodities, in accordance with the CEA, U.S. exchanges have established position limits or position accountability levels. The CFTC has adopted rules with respect to the treatment of positions held by a commodity pool, such as the Partnership, for purposes of determining compliance with speculative position limits. Generally, CFTC rules require that positions held by all accounts owned or controlled by a trading advisor to the Partnership and its principals be aggregated with the positions of the Partnership established by the trading advisor for purposes of calculating the trading advisor’s compliance with the limits.

Mr. Tom Kluck

November 23, 2009

Depending upon the number and types of futures contracts managed in both the Partnership’s account and the other accounts controlled directly or indirectly by the trading advisors to the Partnership, position limits may limit the ability of a trading advisor to establish particular positions in certain commodities for the Partnership or may require the liquidation of positions. If new regulations were to further limit the number of positions in a particular commodity that could be controlled by a trading advisor, such regulations could negatively impact the operations and profitability of the Partnership.

The General Partner has determined to include in future filings, as appropriate, a risk factor similar to the following risk factor pertaining to the risk that position limits could impact the operations and profitability of the Partnership.

Speculative position and trading limits may reduce profitability. The CFTC and U.S. exchanges have established speculative position limits on the maximum net long or net short positions which any person may hold or control in particular futures and options on futures. The trading instructions of an advisor may have to be modified, and positions held by the Partnership may have to be liquidated in order to avoid exceeding these limits. Such modification or liquidation could adversely affect the operations and profitability of the Partnership by increasing transaction costs to liquidate positions and foregoing potential profits.

A similar risk factor is included in the document delivered to prospective investors prior to their admission to the Partnership.

Item 6. Selected Financial Data, page 18

5.	Please tell us net asset value on a per unit basis as of the end of each period presented. Confirm that you will provide similar disclosure in future filings.

As disclosed on page 24 of the 2008 Form 10-K, the net asset value per unit as of each of December 31, 2008, December 31, 2007, December 31, 2006 and December 31, 2005 was $2,836.93, $2,132.59, $1,827.79 and $1,611.33, respectively. The net asset value per unit as of December 31, 2004 was $1,368.33, respectively. The General Partner has determined to include in the Selected Financial Data table of future filings, as appropriate, the net asset value per unit as of the end of each period presented.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

6.

Please tell us, if known, the sector allocation by percentage for each of the trading advisor funds where you have invested as of the end of the last fiscal year. Tell us what consideration you have given to including this information in your filing.

The General Partner wishes to make clear that the assets of the Partnership are not “invested” in “funds” controlled by the advisors. Whether traded directly or through a master fund, they are

Mr. Tom Kluck

November 23, 2009

maintained in segregated customer brokerage accounts at the Partnership’s (or the master funds’) commodity broker and are always under the control of the General Partner. When allocating assets to a trading advisor, the General Partner establishes an account in the Partnership’s (or a master fund’s) name at the Partnership’s (and the master fund’s) commodity broker and grants limited authority to the trading advisor to make trading decisions with respect to such account. If the Partnership’s assets are traded directly, the trading account will be established in the name of the Partnership. If the advisor trades the assets allocated to it indirectly through a master fund, the trading account will be established in the name of the particular master fund. The trading accounts, at both the Partnership and master fund levels, are collectively referred to herein as “managed accounts.” The General Partner maintains ultimate control over the assets in the managed accounts and the trading advisor is not permitted to make withdrawals from the managed accounts. The General Partner serves as the general partner or the managing member, as applicable, of each of these master funds. With the exception of a portion of the assets traded by Willowbridge, currently each of the Partnership’s advisors trades the assets allocated to it indirectly through a managed account in the name of a master fund. The assets traded pursuant to Willowbridge’s Vulcan, CCT and CCF programs are held and traded directly in a managed account in the name of the Partnership. The average allocation by commodity market sector for the period January 1, 2008 through December 31, 2008 for each of the master funds and for the portion of the assets held and traded directly on behalf of the Partnership by Willowbridge is set forth in the tables attached as Appendix B. The General Partner has determined to include similar disclosure in future filings as appropriate.

Liquidity, page 22

7.

Please tell us whether you have been subject to margin calls. If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

The Partnership has never been subject to a margin call. The General Partner does not expect the Partnership to be subject to margin calls in the future based on current margin requirements and the amount of cash held by the Partnership directly and through the master funds.

In the context of commodity futures trading, “margin” refers to the good faith deposit required for a customer to maintain its futures contract positions. An amount equal to the required margin must at all times be on deposit with the customer’s commodity broker. A margin call is issued when a customer’s amount on deposit is less than the margin requirement. Commodity pools, such as the Partnership (and the master funds), often have on deposit with their commodity broker amounts far in excess of their required margin.

As noted on page 3 of the 2008 Form 10-K, substantially all of the Partnership’s assets are deposited in segregated accounts at the Partnership’s commodity broker. The amount of cash on deposit in such accounts has, since inception, far exceeded the margin required to maintain the Partnership’s (and the master funds’) futures contract positions. From January 1, 2008 through December 31, 2008, the Partnership’s average margin to equity ratio (i.e., the percentage of assets on deposit required for margin) was approximately 12.1%. The foregoing margin to equity ratio takes into account positions and cash held in the Partnership’s name, as well as the allocable value of the positions and cash held on behalf of the Partnership in the name of the master funds (the “Margin to Equity Ratio”).

Mr. Tom Kluck

November 23, 2009

The General Partner has determined to disclose the Partnership’s average Margin to Equity Ratio in future filings as appropriate. In the unlikely event that margin requirements exceed the Partnership’s amounts on deposit and the Partnership receives a margin call, the General Partner will disclose the amount of such margin call in future filings as appropriate.

Capital Resources, page 23

8.

Please explain how redemptions are funded. Clarify how the Partnership obtains the cash needed for redemption payments and, to the extent the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate. Confirm that you will provide similar disclosure in future filings.

Limited partners are permitted to redeem Units on a monthly basis. Generally, the Partnership uses its cash holdings to fund redemptions. The Partnership has, to date, always had sufficient cash available to fund redemptions. The General Partner expects to continue to have sufficient cash available to fund redemptions. As explained above in response to Staff comment number seven, only a portion of the Partnership’s (and the master funds’) assets deposited in segregated brokerage accounts at the commodity broker is required for margin.

If the Partnership’s assets are reduced due to redemptions or otherwise, the General Partner may reduce the allocation to one or more trading advisors. Following a reduction in its allocation, a trading advisor may decide to liquidate positions in accordance with its strategy. Absent extraordinary circumstances, the General Partner would not interfere with a trading advisor’s decision as to which positions to liquidate. The General Partner considers past performance, trading style, volatility of markets traded and fee requirements in deciding when and whether to reduce a trading advisor’s allocation of Partnership assets.

For the foregoing reasons, the General Partner believes that its disclosure concerning redemptions is sufficient. As indicated above, however, in response to Staff comment number seven, the General Partner has determined to disclose the Margin to Equity Ratio in future filings as appropriate.

Results of Operations, page 24

9.	Please provide us with a discussion of the fees accrued and paid during the disclosed periods. Similar disclosure should be provided in future filings.

As indicated on page F-8 of the 2008 Form 10-K, the Partnership is subject to the following fees: brokerage commissions, management fees, administrative fees, incentive fees, professional fees and other expenses. Disclosure describing the fees accrued and paid during the disclosed periods is attached as Appendix C. The General Partner will include similar disclosure in future filings as appropriate.

Mr. Tom Kluck

November 23, 2009

10.	To the extent that changes in net asset value reflect material changes in interest income, please describe to us the impact and reasons for changes in your interest income.

As disclosed on page 18 of the 2008 Form 10-K, interest income for the year ended December 31, 2008 decreased $9,094,139, as compared to the corresponding period in 2007. To the extent a decrease in interest earned by the Partnership represents a decrease in Partnership capital, such decrease would necessarily impact the net asset value of the Partnership. In the disclosure document delivered to prospective investors prior to their admission to the Partnership, the General Partner explains that interest income is paid at a U.S. Treasury bill rate determined by the commodity broker and, therefore, will fluctuate from year to year due to changes in interest rates.

11.

We note that you have disclosed net trading gain through investments in the Funds on an aggregate basis. Please tell us the net trading gain realized from each Fund separately and tell us what consideration you have given to including this information in the Results of Operations disclosure.

As explained above in response to Staff comment number six, the assets of the Partnership are not “invested” in “funds” controlled by the advisors. The assets traded by the advisors are maintained in segregated customer brokerage accounts at either the Partnership’s or the master funds’ commodity broker depending on whether the assets are traded directly or indirectly by the advisors, and are always under the control of the General Partner. The net trading gain realized from each of the Partnership’s master funds is disclosed on page F-19 of the 2008 Form 10-K. In future filings, in order to avoid repeating information contained elsewhere in the Form 10-K, the General Partner has determined to provide, as appropriate, a cross-reference in the Results of Operation section to the page(s) on which the net trading gain (or loss) realized from each of the Partnership’s master funds is disclosed.

Item 10. Directors, Executive Officers and Corporate Governance, page 34

12.

In future filings, please revise to provide Item 401 disclosure for the executive officers and directors of your General Partner. Refer to the definitions of “director” and “executive officer” in Rule 405 of the Securities Act. In addition, please revise Item 12 to disclose the shares beneficially owned by these individuals, as required by Item 403 of Regulation S-K. Please tell us how you intend to comply.

As explained on page 34 of the 2008 Form 10-K, the Partnership has no officers or directors. Items 401 and 403 of Regulation S-K pertain to the directors and executive officers of the registrant (i.e., the Partnership). The information requested with respect to the General Partner’s officers and directors, therefore, is not required disclosure under those rules. Limited partners receive such information, nonetheless, because the disclosure document delivered to prospective investors prior to their admission to the Partnership includes biographical information relating to the General Partner’s principals, as required by CFTC rules. The General Partner has determined to include in future filings, as appropriate, disclosure that includes (i) the biographical information of the General Partner’s directors and (ii) the beneficial ownership of such individuals, if any. Further, as of December 31, 2008, none of the executive officers and directors of the General Partner owned units of the Partnership except

Mr. Tom Kluck

November 23, 2009

for Jerry Pascucci, president and director of the General Partner, who owned 10.7954 units.

Item 15. Exhibits, Financial Statement Schedules

13.

We note that you incorporate exhibits by reference by indicating that the documents were “previously filed.” In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K. Please also supplementally provide us with this information for all material contracts that are included as exhibits to this Form 10-K.

The exhibit list attached as Appendix D contains the requested reference information for each document incorporated by reference to a prior filing or submission. The General Partner has determined to include this information in future filings as appropriate.

Signatures, page 39

14.	Please confirm that Jennifer Magro is also your principal accounting officer or controller.

The General Partner confirms that Jennifer Magro is its principal accounting officer.

Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

15.

The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: “(The registrant’s fourth fiscal quarter in the case of an annual report).” In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

The referenced parenthetical was inadvertently omitted from the certifications included as Exhibits 31.1 and 31.2 of the Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009. The General Partner confirms that in future filings it will include these certifications in the exact form set forth in Item 601(b)(31) of Regulation S-K.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or Don Choi of this office at (212) 728-8878.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

Mr. Tom Kluck

November 23, 2009

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

Don Choi

APPENDIX A

Approximate Average Market Sector Allocation for the Period Janaury 1, 2008 through December 31, 2008

Agriculture and Livestock 7%
Stock Index 4%
Currencies 8%
Interest Rates 9%
Metals 5%
Energy 67%

APPENDIX B

Average Allocation by Commodity Market Sector

for the Period January 1, 2008 through December 31, 2008

Citigroup AAA Master Fund LLC
Energy	100.00%
Grains	0.00%

CMF Willowbridge Argo Master Fund L.P. and the portion of the assets held and traded directly by Willowbridge Associates Inc.
Currencies	18.28%
Energy	25.00%
Grains	14.87%
Interest Rates Non-U.S.	14.93%
Interest Rates U.S.	6.99%
Livestock	0.49%
Metals	12.58%
Softs	6.86%

CMF Winton Master L.P.
Currencies	18.41%
Energy	14.04%
Grains	8.94%
Interest Rates Non-U.S.	15.46%
Interest Rates U.S.	9.54%
Livestock	0.76%
Metals	9.00%
Softs	3.40%
Stock Index	20.45%

APPENDIX C

Brokerage commissions are based on the number of trades executed by the trading advisors. Accordingly, they must be compared in relation to the number of trades executed during the reporting period. Brokerage commissions and fees for the year ended December 31, 2008 increased $403,622 as compared to the corresponding period in 2007. The increase is due to an increase in the number of trades executed in 2008 as compared to 2007. Brokerage commissions and fees for the year ended December 31, 2007 increased $312,875 as compared to the corresponding period in 2006. The increase is due to an increase in the number of trades executed in 2007 as compared to 2006.

Management fees are calculated as a percentage of the Partnership’s adjusted net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Management fees for the year ended December 31, 2008 increased $3,963,529 as compared to the corresponding period in 2007. The increase is due to an increase in net assets in 2008 as compared to 2007. Management fees for the year ended December 31, 2007 increased $2,438,489 as compared to the corresponding period in 2007. The increase is due to an increase in net assets in 2007 as compared to 2006.

Administrative fees are paid to the General Partner for administering the business and affairs of the Partnership. These fees are calculated as a percentage of the Partnership’s net asset value as of the end of each month and are affected by trading performance, additions and redemptions. Administrative fees for the year ended December 31, 2008 increased $1,058,601 as compared to the corresponding period in 2007. The increase is due to an increase in net assets in 2008 as compared to 2007. Administrative fees for the year ended December 31, 2007 increased $675,632 as compared to the corresponding period in 2007. The increase is due to an increase in net assets in 2007 as compared to 2006.

Incentive fees paid quarterly are based on the new trading profits generated by the trading advisor as defined in the management agreement between the Partnership, the General Partner and each trading advisor. Trading performance for the years ended December 31, 2008, 2007 and 2006 resulted in aggregate incentive fees of $40,256,797, $7,785,492 and $4,834,840, respectively.

The Partnership pays professional fees, which generally include legal and accounting expenses. Professional fees for the years ended December 31, 2008, 2007 and 2006 were $520,640, $289,126 and $237,675, respectively.

The Partnership pays other expenses, which generally include filing, reporting and data processing fees. Other expenses for the years ended December 31, 2008, 2007 and 2006 were $89,922, $78,129 and $24,323, respectively.

APPENDIX D

Item 15. Exhibits and Financial Statement Schedules.

(a)	(1) Financial Statements:
Statements of Financial Condition at December 31, 2008 and 2007.
Schedules of Investments at December 31, 2008 and 2007.
Statements of Income and Expenses for the years ended December 31, 2008, 2007 and 2006.
Statements of Changes in Partners’ Capital for the years ended December 31, 2008, 2007 and 2006.
Notes to Financial Statements.
(2) Exhibits:

3.1 — Certificate of Limited Partnership (filed as Exhibit 3.1 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

3.2 — Certificate of Amendment to the Certificate of Limited Partnership (filed as Exhibit 3.2 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

3.3 — Amended and Restated Limited Partnership Agreement (filed as Exhibit 3.3 to Amendment No. 3 to the Partnership Form 10 filed on December 9, 2003 and incorporated herein by reference).

10.1 — Management Agreement among the Partnership, the General Partner, SFG Global Investments, Inc. and AAA Capital Management, Inc. (filed as Exhibit 10.1 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.2 — Management Agreement among the Partnership, the General Partner, SFG Global Investments, Inc. and Beacon Management Corporation (filed as Exhibit 10.2 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.3 — Management Agreement among the Partnership, the General Partner, SFG Global Investments, Inc. and Willowbridge Associates Inc. (filed as Exhibit 10.3 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.4 — Amended and Restated Customer Agreement between the Partnership and Salomon Smith Barney Inc. (the predecessor to Citigroup Global Markets Inc. (“CGM”)) (filed as Exhibit 10.4 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.5 — Amended and Restated Agency Agreement between the Partnership and Salomon Smith Barney Inc. (the predecessor to CGM) (filed as Exhibit 10.5 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.6 — Form of Subscription Agreement (filed as Exhibit 10.6 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.7 — Amendment to the Management Agreement among the Partnership, the General Partner, SFG Global Investments, Inc. and AAA Capital Management, Inc. (filed as Exhibit 10.7 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.8 — Amendment to the Management Agreement among the Partnership, the General Partner, SFG Global Investments, Inc. and Beacon Management Corporation (filed as Exhibit 10.8 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.9 — Amendment to the Management Agreement among the Partnership, the General Partner, SFG Global Investments, Inc. and Willowbridge Associates Inc. (filed as Exhibit 10.9 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.10 — Letter from General Partner to AAA Capital Management, Inc. extending Management Agreement for 2000 (filed as Exhibit 10.10 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.11 — Letter from General Partner to Beacon Management Corporation extending Management Agreement for 2000 (filed as Exhibit 10.11 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.12 — Letter from General Partner to AAA Capital Management, Inc. extending Management Agreement for 2001 (filed as Exhibit 10.12 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.13 — Letter from General Partner to Beacon Management Corporation extending Management Agreement for 2001 (filed as Exhibit 10.13 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.14 — Letter from General Partner to Willowbridge Associates, Inc. extending Management Agreement for 2001 (filed as Exhibit 10.14 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.15 — Letter from General Partner to AAA Capital Management, Inc. extending Management Agreement for 2002 (filed as Exhibit 10.15 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.16 — Letter from General Partner to Beacon Management Corporation extending Management Agreement for 2002 (filed as Exhibit 10.16 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.17 — Letter from General Partner to Willowbridge Associates, Inc. extending Management Agreement for 2002 (filed as Exhibit 10.17 to the Partnership Form 10 filed on May 1, 2003 and incorporated herein by reference).

10.18 — Letters from the General Partner to Willowbridge Associates, Inc., and AAA Capital Management, Inc. extending the Management Agreement for 2003 (filed as Exhibit 10.17 to the Form 10-K filed on March 15, 2004 and incorporated herein by reference).

10.19 — Management Agreement among the Partnership, the General Partner and Winton Capital Management Limited (filed as Exhibit 10.18 to the Form 10-K filed on March 15, 2004 and incorporated herein by reference).

10.20 — Letter from the General Partner to Beacon Management Corporation terminating the Management Agreement (filed as Exhibit 10.19 to the Form 10-K filed on March 15, 2004 and incorporated herein by reference).

10.21 — Letters from the General Partner to Willowbridge Associates, Inc., AAA Capital Management Inc. and Winton Capital Management Limited extending the Management Agreement for 2004 (filed as Exhibit 10.21 to the Form 10-K filed on March 16, 2005 and incorporated herein by reference).

10.22 — Letters from the General Partner to Willowbridge Associates, Inc., AAA Capital Management Inc. and Winton Capital Management Limited extending the Management Agreement for 2005 (filed as Exhibit 10.22 to the Form 10-K filed on March 28, 2006 and incorporated herein by reference).

10.23 — Letters from the General Partner to Willowbridge Associates, Inc., AAA Capital Management Advisors, Ltd. (successor to AAA Capital Management Inc.) and Winton Capital Management Limited extending the Management Agreement for 2006 (filed as Exhibit 10.23 to the Form 10-K filed on March 30, 2007 and incorporated herein by reference).

10.24 — Letters from the General Partner to Willowbridge Associates Inc., AAA Capital Management Advisors, Ltd. (successor to AAA Capital Management Inc.) and Winton Capital Management Limited extending the Management Agreement for 2007 (filed as Exhibit 10.24 to the Form 10-K filed on March 28, 2008 and incorporated herein by reference).

10.25 — Letters from the General Partner to Willowbridge Associates Inc., AAA Capital Management Advisors, Ltd. (successor to AAA Capital Management Inc.) and Winton Capital Management Limited extending the Management Agreement for 2008 (filed as Exhibit 10.25 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

23.1 Consent from KPMG LLP dated March 26, 2009 (filed as Exhibit 23.1 to the Form 10-K filed on March 31, 2009 and incorporated herein by reference).

31.1 — Rule 13a-14(a)/15d-14(a) Certification (Certification of President and Director).

31.2 — Rule 13a-14(a)/15d-14(a) Certification (Certification of Chief Financial Officer and Director).

32.1 — Section 1350 Certification (Certification of President and Director).

32.2 — Section 1350 Certification (Certification of Chief Financial Officer and Director).